EXHIBIT 12.1
APACHE CORPORATION
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(In thousands, except ratio data)

(Unaudited)	2009	2008	2007	2006	2005
EARNINGS
Pretax income from continuing operations	$326,391	932,392	$4,672,612	$4,009,595	$4,206,254
Add: Fixed charges excluding capitalized interest	285,816	214,288	258,221	178,399	138,399

Adjusted Earnings	$612,207	$1,146,680	$4,930,833	$4,187,994	$4,344,653

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
Interest expense including capitalized interest (1)	$309,619	$280,457	$308,235	$217,454	$175,419
Amortization of debt expense	5,553	3,689	3,310	2,048	3,748
Interest component of lease rental expenditures (2)	31,197	24,306	22,424	20,198	16,220

Fixed charges	346,369	308,452	333,969	239,700	195,387

Preferred stock dividend requirements (3)	12,105	7,438	9,437	8,922	9,105

Combined Fixed Charges and Preferred Stock Dividends (1).	$358,474	$315,890	$343,406	$248,622	$204,492

Ratio of Earnings to Fixed Charges	1.77	3.72	14.76	17.47	22.24

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.71	3.63	14.36	16.84	21.25

(1)	Interest expense related to the provisions for uncertainty in income taxes under ASC Topic 740, “Income Taxes” is not included in the computation of ratios of earnings to fixed charges and combined fixed charges and preferred stock dividends.

(2)	Represents the portion of rental expense assumed to be attributable to interest factors of related rental obligations determined at interest rates appropriate for the period during which the rental obligations were incurred. Approximately 32 to 34 percent of rental payments applies for all periods presented.

(3)	The Company does not receive a tax benefit for its preferred stock dividends. This amount represents the pre-tax earnings that would be required to cover its preferred stock dividends.